Exhibit 99.1

14 July 2025

By email: melissa.kostopoulos@asx.com.au

Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne) ASX Limited

Dear Melissa

Response to Price Query

We refer to your letter dated 11 July 2025 wherein the ASX notes an increase in share price of Alterity Therapeutics Limited (ASX: ATH) (Company) securities between close of trade on 10 July 2025 to intra-day trading on 11 July 2025, in addition to a significant increase in traded volume of securities.

The Company provides the following responses to the ASX’s queries:

ASX Question 1: Is ATH aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

No, the Company is not aware of any information concerning it that has not been announced to the market which, if known, could explain recent trading in the Company’s securities.

ASX Question 2: If the answer to question 1 is “yes”.

a)	Is ATH relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in ATH’s securities would suggest to ASX that such information may have ceased to be confidential and therefore ATH may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

b)	Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

c)	If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

The Company’s response to ASX Question 1 is “No” and therefore ASX Question 2 is Not Applicable.

ASX Question 3: If the answer to question 1 is “no”, is there any other explanation that ATH may have for the recent trading in its securities?

The Company is not aware of any reason or information which could be an explanation for the manner of trading in the Company’s securities over the aforementioned period.

However, the Company notes that it has previously informed the market that it is expecting to release two sets of data in mid-year 2025, namely:

●	Finalised Phase 2 data from the ATH-201 study,

●	Open-label data from the ATH-202 study.

In addition to market anticipation surrounding these updates, ATH is currently scheduling investor meetings for an upcoming Non-Deal Roadshow, taking place from 31 July to 6 August 2025. During this period, Dr. Stamler will be in Australia alongside Movement Disorder Key Opinion Leader Dr. Daniel Claassen. The company has reached out to institutional, wholesale, and high-net-worth investors, as well as analysts and brokers, to arrange one-on-one meetings and invite them to in-person presentations.

Apart from the information outlined above, the company is not aware of any other explanation for the recent trading activity in its shares.

ASX Question 4: Please confirm that ATH is complying with the Listing Rules and, in particular, Listing Rule 3.1.

The Company confirms it is in compliance with the ASX Listing Rules, in particular, ASX Listing Rule 3.1.

ASX Question 5: Please confirm that ATH’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

The Company also confirms that the above responses have been authorised and approved under the Company’s continuous disclosure policy and by its Board.

Please contact us should you have any questions.

Yours sincerely

/s/ Abby Macnish Niven
Abby Macnish Niven
Company Secretary

For and on behalf of the Board of Alterity Therapeutics Limited

11 July 2025

Reference: 110815

Ms Abby Macnish

Company Secretary

Alterity Therapeutics Limited

Suite 4, Level 14, 350 Collins Street

Melbourne Victoria 3000

By email: amacnish@alteritytherapeutics.com

Dear Ms Macnish

Alterity Therapeutics Limited (‘ATH’): Price - Query

ASX refers to the following:

A.	The change in the price of ATH’s securities from a low of $0.009 at close of trading yesterday to a high of $0.014 today.

B.	The significant increase in the volume of ATH’s securities traded today.

Request for information

In light of this, ASX asks ATH to respond separately to each of the following questions and requests for information:

1.	Is ATH aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

2.	If the answer to question 1 is “yes”.

(a)	Is ATH relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in ATH’s securities would suggest to ASX that such information may have ceased to be confidential and therefore ATH may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

(b)	Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

(c)	If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

3.	If the answer to question 1 is “no”, is there any other explanation that ATH may have for the recent trading in its securities?

4.	Please confirm that ATH is complying with the Listing Rules and, in particular, Listing Rule 3.1.

5.	Please confirm that ATH’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 9:30 AM AEST Monday, 14 July 2025. You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, ATH’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out in the previous paragraph and may require ATH to request a trading halt immediately.

Your response should be sent to me by e-mail at ListingsComplianceMelbourne@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in ATH’s securities under Listing Rule 17.1. If you wish a trading halt, you must tell us:

●	the reasons for the trading halt;

●	how long you want the trading halt to last;

●	the event you expect to happen that will end the trading halt;

●	that you are not aware of any reason why the trading halt should not be granted; and

●	any other information necessary to inform the market about the trading halt, or that we ask for.

We require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in ATH’s securities under Listing Rule 17.3.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to ATH’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that ATH’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

ASX reserves the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under Listing Rule 18.7A.

Regards

ASX Compliance

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ASX Customer Service Centre 131 279 | asx.com.au